Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 60350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

03 FEB 10 AM 7:21

LETTER FOR MAINTENANCE OF EXEMPTION

10th February 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 11

03003703

SUPPL

Dear Sirs

SIME DARBY BERHAD - FILE NO. 82-4968

Enclosed a copy of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement in relation to a change in the interest of Employees Provident Fund Board, a substantial shareholder - released on 31st January 2003;

2. Public announcements in relation to a change in the interest of Permodalan Nasional Berhad, a substantial shareholder - released on 21st and 31st January 2003; and

3. Public announcements in relation to a change in the interest of Yayasan Pelaburan Bumiputra, a substantial shareholder - released on 21st and 31st January 2003.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Mr. Andres Estay — Fax No. (212) 571 3050/ 3051/ 3052
The Bank of New York

JG/hor/ADR

dlw 2/10

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 31-01-2003 11:31:19 AM
Submitted by S DARBY on 31-01-2003 11:36:41 AM
Reference No CU-030128-31548

Submitting Merchant Bank (If applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial Securities Holder
* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
(Disposal of 2,155,000 shares)

Rashid Hussain Asset Management Sdn. Bhd.
(Disposal of 800,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 14-01-2003	* 50,000	
Disposed	15-01-2003	500,000	
Disposed	16-01-2003	505,000	
Disposed	17-01-2003	1,100,000	
Disposed	17-01-2003	800,000	

* Circumstances by reason of which change has occurred : **Sale of shares by the Board**
* Nature of interest : **Direct**

File No. 82-4968

Direct (units)	:	**355,290,305**
Direct (%)	:	**15.27**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**355,290,305**
* Date of notice	:	**17-01-2003**

Remarks :

The notices of change in substantial shareholding received from Employees Provident Fund Board were dated 15th and 17th January 2003.

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act, 1965

Ownership transfer to S DARBY/EDMS/KLSE on 21-01-2003 05:05:55 PM
Submitted by S DARBY on 21-01-2003 05:11:41 PM
Reference No CU-030120-4F109

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Sime Darby Berhad**
*	Stock name	: **SIME**
*	Stock code	: **4197**
*	Contact person	: **Nancy Yeoh Poh Yew**
*	Designation	: **Group Secretary**

Particulars of substantial Securities Holder

*	Name	: **Permodalan Nasional Berhad**
*	Address	: **Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur**
*	NRIC/passport no/company no.	: **38218-X**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary shares of RM0.50 each**
*	Name & address of registered holder	:

Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **10-01-2003**	* **10,000**	
Acquired	**13-01-2003**	**265,000**	
Acquired	**13-01-2003**	**25,000,000**	

*	Circumstances by reason of which change has occurred	: **Purchase of shares by the company**
*	Nature of interest	: **Direct**
	Direct (units)	: **326,426,200**
	Direct (%)	: **14.03**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:

File No. 82-4968

* **Total no of securities after change** : **326,426,200**

* Date of notice : **13-01-2003**

Remarks :
The notices of change in substantial shareholding received from Permodalan Nasional Berhad were dated 10th and 13th January 2003.

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 31-01-2003 11:31:20 AM
Submitted by S DARBY on 31-01-2003 11:36:43 AM
Reference No CU-030128-31DFD

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial Securities Holder

* Name : **Permodalan Nasional Berhad**
* Address : **Tingkat 4, Balai PNB**
201-A, Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : **38218-X**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & notional value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :
Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **17-01-2003**	* **20,000,000**	

* Circumstances by reason of which change has occurred : **Sale of shares by the company**
* Nature of interest : **Direct**
Direct (units) : **306,426,200**
Direct (%) : **13.17**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

File No. 82-4968

* **Total no of securities after change**	:	**306,426,200**
* Date of notice	:	**17-01-2003**
Remarks	:	

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 21-01-2003 06:05:55 PM
Submitted by S DARBY on 21-01-2003 05:11:44 PM
Reference No CU-030120-4F7F9

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

Particulars of substantial Securities Holder

* Name	:	**Yayasan Pelaburan Bumiputra**
* Address	:	**c/o Permodalan Nasional Berhad Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur**
* NRIC/passport no/company no.	:	**37113-P**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary shares of RM0.50 each**
* Name & address of registered holder	:	

Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **10-01-2003**	* **10,000**	
Acquired	**13-01-2003**	**265,000**	
Acquired	**13-01-2003**	**25,000,000**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares by the company's subsidiary**
* Nature of interest	:	**Deemed Interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**326,426,200**

File No. 82-4968

Indirect/deemed interest (%)	:	**14.03**
* **Total no of securities after change**	:	**326,426,200**
* Date of notice	:	**13-01-2003**

Remarks :
The notices of change in substantial shareholding received from Yayasan Pelaburan Bumiputra were dated 10th and 13th January 2003.

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 31-01-2003 11:31:19 AM
Submitted by S DARBY on 31-01-2003 11:36:43 AM
Reference No CU-030128-31A6B

Submitting Merchant Bank (If applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial Securities Holder

* Name : **Yayasan Pelaburan Bumiputra**
* Address : **c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A, Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **37113-P**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :
Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **17-01-2003**	* **20,000,000**	

* Circumstances by reason of which change has occurred : **Sale of shares by the company's subsidiary**
* Nature of interest : **Deemed interest**

Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **306,426,200**

File No. 82-4968

Indirect/deemed interest (%)	:	**13.17**
* **Total no of securities after change**	:	**306,426,200**
* Date of notice	:	**17-01-2003**
Remarks	:	